December 10, 2008

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn: Barbara C. Jacobs
         Assistant Director

Re: Hotel Outsource Management International, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed December 10, 2008
File No. 000-153677

Dear Ms. Jacobs:

Hotel Outsource Management International, Inc., does hereby request acceleration of the above-mentioned registration statement on Form S-1, as amended, so that same may become effective at 9:00 a.m. on Monday, December 15, 2008.

Hotel Outsource Management International, Inc. acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

•
the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Hotel Outsource Management International from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures;

•
Hotel Outsource Management International may not assert the Commission’s declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours,

HOTEL OUTSOURCE MANAGEMENT INTERNATIONAL, INC.

/s/Jacob Ronnel
By:  Jacob Ronnel
       Chief Executive Officer